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
                              SECURITIES AND EXCHANGE COMMISSION                                     --------------------------
                                    WASHINGTON, D.C. 20549                                                 OMB Approval
                                         FORM N-17f-2                                                --------------------------
                                                                                                     OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                           Expires:     July 31, 1994
                                 Investment in the Custody of                                        Estimated average burden
                                Management Investment Companies                                      hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

811-8644                                                                         March 2, 1998
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      Variable Insurance Funds
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4. Address of principal executive office (number, street, city, state, zip code):

      3435 Stelzer Road, Columbus, Ohio  43219
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|Coopers                                           |COOPERS & LYBRAND L.L.P.
|& Lybrand                                         |
                                                   |a professional services firm


INDEPENDENT ACCOUNTANT'S REPORT


To the Trustees of the AmSouth Equity Income VIF


We have examined management's assertion about the AmSouth Equity Income VIF's (the Fund's) compliance with the requirements of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of March 2, 1998, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940. Management is responsible for the AmSouth Equity Income VIF's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the AmSouth Equity Income VIF's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of March 2, 1998, with respect to the securities of the AmSouth Equity Income VIF:

o    Count and inspect all securities located in the vault of AmSouth Bank;

o Confirmation, or other procedures as we considered necessary, of all securities held in book entry form by the Federal Reserve Bank of Atlanta, Depository Trust Company, or Chase Manhattan Bank;

o Confirmation, or other procedures as we deemed necessary, of all mutual fund investments with transfer agents;

o Confirmation, or other procedures we deemed necessary, of all repurchase agreements with brokers/banks and agreement of underlying collateral with AmSouth Bank's records; and

o Reconciliation of all such securities to the books and records of the AmSouth Equity Income VIF and AmSouth Bank.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the AmSouth Equity Income VIF's compliance with specified requirements.
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In our opinion, management's assertion that the AmSouth Equity Income VIF was in compliance with the above-mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of March 2, 1998, except for noncompliance as described in management's report, is fairly stated, in all material respects.

This report is intended for the information and use of management of the AmSouth Equity income VIF and the Securities and Exchange Commission and should not be used for any other purpose.


/s/ Coopers & Lybrand L.L.P.

Columbus, Ohio
June 17, 1998
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       MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS
                     OF THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the AmSouth Equity Income VIF (the Fund) are responsible for complying with the requirements of Rule 17f-2, "Custody of Investments by Registered Management Investments Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control over compliance with Rule 17f-2 requirements. We have performed an evaluation of the Fund's compliance with the requirements of Rule 17f-2 as of March 2, 1998. Based on this evaluation, we assert that the Fund was in compliance with the provisions of subsection (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of March 2, 1998 with respect to securities reflected in the investment account of the AmSouth Equity Income VIF.



AmSouth Equity Income VIF